Exhibit 99.2

IHS and Markit Announce Exchange Offer and Consent Solicitation for IHS Notes

LONDON and ENGLEWOOD, Colorado – June 27, 2016 – IHS (NYSE: IHS) and Markit (NASDAQ: MRKT) today announced that Markit has commenced, subject to the terms and conditions set forth in a confidential offering memorandum and consent solicitation statement dated the date hereof (the “Offering Memorandum”), an offer to exchange (the “Exchange Offer”) any and all of the outstanding $750.0 million aggregate principal amount of 5.000% Senior Notes due 2022 (the “Existing IHS Notes”) issued by IHS Inc. (“IHS”) held by Eligible Holders (as defined below) for (i) up to an aggregate principal amount of $750.0 million of new 5.000% Senior Notes due 2022 (the “New IHS Markit Notes”) to be issued by Markit (to be renamed IHS Markit upon completion of the Merger referred to below) and (ii) cash. For each $1,000 principal amount of Existing IHS Notes tendered into the Exchange Offer prior to 5:00 p.m., New York City time, on the Early Tender Date (as defined below), Eligible Holders will be eligible to receive $1,000 principal amount of New IHS Markit Notes and $5.00 of cash, as described below. The purpose of the Exchange Offer is to promote a more efficient capital structure following the Merger.

Markit is also soliciting consents (the “Consent Solicitation”) from Eligible Holders, upon the terms and conditions set forth in the Offering Memorandum, to adopt certain proposed amendments to the indenture (the “Existing IHS Indenture”) under which the Existing IHS Notes were issued that would eliminate certain of the covenants, restrictive provisions and events of default contained in the Existing IHS Indenture (the “Proposed Amendments”). Eligible Holders may not deliver a consent in the Consent Solicitation without tendering Existing IHS Notes in the Exchange Offer. If an Eligible Holder tenders Existing IHS Notes in the Exchange Offer, such Eligible Holder will be deemed to deliver its consent, with respect to the principal amount of such tendered Existing IHS Notes, to the Proposed Amendments. Markit may complete the Exchange Offer even if valid consents sufficient to effect the Proposed Amendments to the Existing IHS Indenture are not received.

The Exchange Offer and the Consent Solicitation are being made in connection with the merger agreement, dated as of March 20, 2016 (the “Merger Agreement”), by and among Markit, Marvel Merger Sub, Inc., a wholly owned subsidiary of Markit, and IHS, pursuant to which Markit has agreed to acquire IHS (the “Merger”). The obligation of Markit to accept for exchange, and to pay the cash consideration for, Existing IHS Notes validly tendered (and not validly withdrawn) in the Exchange Offer is subject to certain conditions set forth in the Offering Memorandum, including consummation of the Merger pursuant to the Merger Agreement. The parties’ obligations to complete the Merger are conditioned upon a number of conditions, including (i) the adoption by IHS stockholders of the proposal to approve the Merger Agreement; (ii) the approval by Markit shareholders of the issuance of Markit common shares as merger consideration under the Merger Agreement, a proposal to approve amending and restating the bye-laws of Markit, and a proposal to approve the name change of “Markit Ltd.” to “IHS Markit Ltd.”; (iii) the absence of certain governmental restraints or prohibitions preventing the consummation of the Merger or imposing a regulatory material adverse effect; and (iv) certain other customary closing conditions. Consummation of the Merger is not subject to a financing condition and is not subject to the completion of the Exchange Offer and Consent Solicitation.

Holders who validly tender their Existing IHS Notes at or prior to 5:00 p.m., New York City time, on July 11, 2016, unless extended (the “Early Tender Date”) will be eligible to receive the "Total

Exchange Consideration" (as set forth in the table below), which includes the “Early Tender Premium” set forth in such table, for all such Existing IHS Notes that are accepted on the Settlement Date (as defined below). Eligible holders who validly tender their Existing IHS Notes after the Early Tender Date but at or prior to 11:59 p.m., New York City time, on July 25, 2016, unless extended (the “Expiration Date”), will not be eligible to receive the Early Tender Premium and, instead, will be eligible to receive only the “Exchange Consideration” set out in the table below on a “Settlement Date” that will occur promptly after the Expiration Date.

The following table sets forth the Exchange Consideration, Early Tender Premium and Total Exchange Consideration for Existing IHS Notes validly tendered (and not validly withdrawn) and accepted for exchange in the Exchange Offer:

Existing IHS Notes to be Exchanged	CUSIP Numbers	Aggregate Principal Amount Outstanding	Exchange Consideration(1)	Early Tender Premium(1)	Total Exchange Consideration(1)(2)
5.000% Senior Notes due 2022	451734AC1 / 451734AA5	$750,000,000	$950 principal amount of New IHS Markit Notes and $5.00 in cash	$50 principal amount of New IHS Markit Notes	$1,000 principal amount of New IHS Markit Notes and $5.00 in cash

(1) For each $1,000 principal amount of Existing IHS Notes, plus any accrued and unpaid interest thereon from the last interest payment date to, but not including, the Settlement Date.

(2) Includes Early Tender Premium.

Eligible Holders of Existing IHS Notes may deliver their consent to the Proposed Amendments to the Existing IHS Indenture only by tendering Existing IHS Notes in the Exchange Offer and Consent Solicitation. Eligible Holders may not deliver a consent in the Consent Solicitation without tendering Existing IHS Notes in the Exchange Offer. If an Eligible Holder tenders Existing IHS Notes in the Exchange Offer, such Eligible Holder will be deemed to deliver its consent, with respect to the principal amount of such tendered Existing IHS Notes, to the Proposed Amendments. After the withdrawal deadline of 5:00 p.m., New York City time, on July 11, 2016 (unless extended) and before the Expiration Date, upon receipt of valid consents sufficient to effect the Proposed Amendments, IHS, the current subsidiary guarantors of the Existing IHS Notes and the trustee under the Existing IHS Indenture will execute and deliver a supplemental indenture relating to the Proposed Amendments. The Proposed Amendments will become operative upon consummation of the Exchange Offer.

Documents relating to the Exchange Offer and Consent Solicitation will only be distributed to holders of Existing IHS Notes who certify that they are (i) “qualified institutional buyers” within the meaning of Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), or (ii) persons outside the United States that are not “U.S. persons” within the meaning of Regulation S under the Securities Act (such holders, “Eligible Holders”). The complete terms and conditions of the Exchange Offer and the Consent Solicitation are described in the Offering Memorandum and related letter of transmittal and consent, copies of which may be obtained by contacting D.F. King & Co., Inc., the exchange agent and information agent in connection with the Exchange Offer and Consent Solicitation, at (800) 330-4627 (U.S. toll-free) or (212) 269-5550 (banks and brokers) or by visiting www.dfking.com/ihs.

The New IHS Markit Notes will be guaranteed on a senior unsecured basis by each of IHS Markit’s subsidiaries that are borrowers or guarantors under the new credit facilities that IHS Markit and certain of its subsidiaries will enter into upon the consummation of the Merger. Future guarantees of the New IHS Markit Notes will be required to the extent a subsidiary is required by the new credit facilities to provide a guarantee thereunder, among other circumstances.

The New IHS Markit Notes have not been, and will not be, registered under the Securities Act or the securities laws of any other jurisdiction. The New IHS Markit Notes may not be offered or sold in the

United States or to any U.S. persons except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

This press release shall not constitute an offer to purchase any securities or a solicitation of an offer to sell, or the solicitation of tenders or consents with respect to, any securities, and is issued pursuant to Rule 135c under the Securities Act. The Exchange Offer and Consent Solicitation are being made only pursuant to the Offering Memorandum and related transmittal documents and only to such persons and in such jurisdictions as is permitted under applicable law.

This press release has not been approved by an authorized person for the purposes of section 21 of the Financial Services and Markets Act 2000 (as amended). Accordingly, this document is only for distribution to and directed at: (i) in the United Kingdom, persons having professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the "Order") or high net worth entities falling within Article 49(2)(a) to (d) of the Order; (ii) persons who are outside the United Kingdom; and (iii) any other person to whom it can otherwise be lawfully distributed (all such persons together being referred to as "Relevant Persons"). Any investment or investment activity to which this press release relates is available only to and will be engaged in only with Relevant Persons. Persons who are not Relevant Persons should not take any action based upon this press release and should not rely on it.

News Media Contacts	Investor Relations Contacts
For IHS:	For IHS:
Ed Mattix	Eric Boyer
+1 303 397-2467	+1 303 397-2969
ed.mattix@ihs.com	eric.boyer@ihs.com

For Markit:	For Markit:
Ed Canaday	Matthew Kolby
Tel: +1 917 434-5075	+1 646 679-3140
ed.canaday@markit.com	matthew.kolby@markit.com

About IHS

IHS (NYSE: IHS) is a leading source of insight, analytics and expertise in critical areas that shape today’s business landscape. Businesses and governments in more than 140 countries around the globe rely on the comprehensive content, expert independent analysis and flexible delivery methods of IHS to make high-impact decisions and develop strategies with speed and confidence. IHS has been in business since 1959 and became a publicly traded company on the New York Stock Exchange in 2005. Headquartered in Englewood, Colorado, USA, IHS is committed to sustainable, profitable growth and employed nearly 9,000 people in 33 countries around the world prior to completion of the Merger.

IHS is a registered trademark of IHS Inc. All other company and product names may be trademarks of their respective owners. © 2016 IHS Inc. All rights reserved.

About Markit

Markit is a leading global provider of financial information services. We provide products that enhance transparency, reduce risk and improve operational efficiency. Our customers include banks, hedge funds, asset managers, central banks, regulators, auditors, fund administrators and insurance companies. Founded in 2003, we employed over 4,200 people in 13 countries prior to completion of the Merger. Markit shares are listed on NASDAQ under the symbol MRKT.

Additional Information

On June 6, 2016 Markit filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that includes a joint proxy statement of IHS and Markit. IHS and Markit may also file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF IHS AND MARKIT ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of these materials and other documents filed with the SEC by IHS and Markit through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of IHS or Markit at the following:

IHS 15 Inverness Way East Englewood, CO 80112 Attention: Investor Relations +1 303-397-2969	Markit 4th Floor, Ropemaker Place, 25 Ropemaker St., London England EC2 9LY Attention: Investor Relations: +44 20 7260 2000

Participants in the Solicitation

IHS, Markit, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding IHS’s directors and executive officers, and their direct or indirect interests in the transaction, by security holdings or otherwise, is contained in IHS’s Form 10-K for the year ended November 30, 2015 and its proxy statement filed on February 24, 2016, which are filed with the SEC. Information regarding the directors and executive officers of Markit, and their direct or indirect interests in the transaction, by security holdings or otherwise, is contained in Markit’s 20-F for the year ended December 31, 2015, and Markit’s proxy statement filed on Form 6-K on March 28, 2016, which are filed with the SEC. A more complete description is available in the registration statement on Form F-4 and the joint proxy statement/prospectus.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate such transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, (i) the completion of the merger on anticipated terms and timing, including obtaining shareholder or stockholder (as applicable) and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the combined company’s operations and other conditions to the completion of the merger, (ii) the ability of IHS and Markit to integrate the business successfully and to achieve anticipated synergies, risks and costs, (iii) potential litigation relating to the proposed transaction that could be instituted against IHS, Markit or their respective directors, (iv) the risk that disruptions from the proposed transaction will harm IHS’s and Markit’s business, including current plans and operations, (v) the ability of IHS or Markit to retain and hire key personnel, (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, (vii) continued availability of capital and financing and rating agency actions, (viii) legislative, regulatory and economic developments, (ix) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect IHS’s and/or Markit’s financial performance, (x) certain restrictions during the pendency of the merger that may impact IHS’s or Markit’s ability to pursue certain business opportunities or strategic transactions and (xi) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the joint proxy statement/prospectus included in the registration statement on Form F-4 filed with the SEC in connection with the proposed merger. While the list of factors presented here is, and the list of factors presented in the registration statement on Form F-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IHS’s or Markit’s consolidated financial condition, results of operations, credit rating or liquidity. Neither IHS nor Markit assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.